GREAT PANTHER RESOURCES LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2009 and 2008
Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

MANAGEMENT’S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTICE OF NO AUDIT OR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)

	September 30,	December 31,
	2009	2008

Assets

Current assets:
Cash and cash equivalents	$2,907,568	$606,244
Marketable securities	22,439	6,435
Amounts receivable (note 5)	3,445,485	2,806,432
Income taxes recoverable	220,557	431,523
Inventories (note 6)	1,066,988	945,506
Prepaid expenses, deposits and advances	484,698	495,287
	8,147,735	5,291,427

Mineral properties, plant and equipment (note 7)	14,245,847	16,087,761

	$22,393,582	$21,379,188

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,901,925	$3,534,842
Current portion of capital lease obligation (note 14(e))	401,345	436,498
	3,303,270	3,971,340
Long-term liabilities:
Capital lease obligation (note 14(e))	167,227	456,788
Convertible loan notes (note 9)	3,255,635	4,651,690
Asset retirement obligations	1,306,866	1,104,877
Future income tax liability	1,240,708	1,901,614
	9,273,706	12,086,309

Shareholders’ equity:
Capital stock (note 10(b))	63,907,254	57,865,462
Contributed surplus (note 10(c))	10,107,036	7,724,900
Equity component of convertible note	1,563,000	2,569,000
Advances on share subscriptions (note 10(f))	-	85,000
Accumulated other comprehensive income (loss) (note 11)	(23,088)	(37,592)
Deficit	(62,434,326)	(58,913,891)
	13,119,876	9,292,879
Continuing operations (note 1)
Commitments and contingencies (note 14)
Subsequent events (note 16)

	$22,393,582	$21,379,188

See accompanying notes to the unaudited interim consolidated financial statements.

Approved on behalf of the Board:

“Martin Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
Three and nine months ended September 30, 2009 and 2008

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Revenues:
Mineral sales	$8,885,632	$4,350,334	$21,881,641	$16,963,096
Cost of sales (excluding amortization
and depletion)	4,637,437	5,184,125	12,069,509	14,135,860
	4,248,195	(833,791)	9,812,132	2,827,236

Expenses:
Amortization and depletion of mineral
properties, plant and equipment	896,825	1,188,848	2,662,156	3,336,127
Accretion on asset retirement obligation	77,537	76,946	208,395	205,329
Mineral property exploration
expenditures (note 8)	754,571	2,185,155	1,208,669	5,979,771
General and administrative	1,318,441	1,179,785	3,927,411	4,438,813
Stock-based compensation	894,024	60,921	2,478,276	1,608,271
	3,941,398	4,691,655	10,484,907	15,568,311
	306,797	(5,525,446)	(672,775)	(12,741,075)

Other income (expenses):
Interest income	3,514	30,811	33,483	225,836
Interest expense	(303,626)	(293,281)	(949,785)	(845,375)
Debt settlement expense (note 9(a))	(51,165)	-	(51,165)	-
Foreign exchange gain (loss)	(244,031)	117,097	(565,611)	374,092
Gain (loss) on disposal of fixed assets	-	(5,121)	3,607	(5,121)
	(595,308)	(150,494)	(1,529,471)	(250,568)

Loss before provision for income taxes	(288,511)	(5,675,940)	(2,202,246)	(12,991,643)

Recovery (provision) of income taxes (note 12)	(62,620)	(293,349)	288,475	413,147

Loss for the period	$(351,131)	$(5,969,289)	$(1,913,771)	$(12,578,496)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	(19,113)	(16,432)	14,504	(30,545)

Comprehensive loss for the period	$(370,244)	$(5,985,721)	$(1,899,267)	$(12,609,041)

Diluted and basic loss per share	$(0.00)	$(0.07)	$(0.02)	$(0.16)

Weighted average number of common
shares outstanding	87,398,291	81,342,280	86,562,727	81,209,994

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
Three and nine months ended September 30, 2009 and 2008

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Deficit, beginning of the period	$(60,476,531)	$(51,237,246)	$(58,913,891)	$(44,628,039)

Loss for the period	(351,131)	(5,969,289)	(1,913,771)	(12,578,496)
Settlement of convertible note (note 9(a))	(1,606,664)	-	(1,606,664)	-

Deficit, end of the period	$(62,434,326)	$(57,206,535)	$(62,434,326)	$(57,206,535)

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
Three and nine months ended September 30, 2009 and 2008

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Cash flows used in operating activities:
Loss for the period	$(351,131)	$(5,969,289)	$(1,913,771)	$(12,578,496)
Items not involving cash:
Amortization and depletion of mineral
properties, plant and equipment	896,825	1,178,699	2,662,156	3,398,419
Accretion on asset retirement obligations	71,131	76,946	201,989	205,329
Stock-based compensation	894,024	60,921	2,478,276	1,608,271
Foreign exchange (gain) loss on debt	(53,923)	3,802	(92,501)	5,119
Foreign exchange (gain) loss on future
income taxes	(141,256)	(60,153)	(153,249)	163,559
Future income taxes	(47,609)	320,950	(507,657)	(357,305)
Interest accretion on convertible note payable	178,550	158,571	526,993	458,442
Debt settlement expense	51,165	-	51,165	-
Loss (gain) on disposal of capital assets	-	5,121	(3,607)	5,121
Shares received for mineral exploration
expenditures	-	191,568	(1,500)	191,568
Write-down of inventory	-	135,084	-	135,084
Interest accretion on debt discount	-	2,183	-	11,154
Shares issued for mineral exploration
expenditures	-	627	-	(9,500)
Changes in non-cash operating working capital:
Amounts receivable	(803,129)	1,202,302	(639,053)	4,042,300
Inventories	282,233	(83,976)	(160,853)	(601,168)
Prepaid expenses and deposits	(97,367)	146,199	10,589	246,081
Accounts payable and accrued liabilities	(70,170)	227,723	(632,917)	340,924
Income taxes	22,423	(32,053)	210,966	(221,211)
Net cash provided by (used in) operating activities	831,766	(2,434,775)	2,037,026	(2,956,309)

Cash flows used in investing activities:
Mineral properties and capital expenditures	(300,161)	(620,711)	(782,442)	(1,560,313)
Proceeds from disposal of capital assets	-	-	5,177	-
Net cash used in investing activities	(300,161)	(620,711)	(777,265)	(1,560,313)

Cash flows from financing activities:
Proceeds from exercise of options	214,459	9,000	227,959	398,250
Proceeds from exercise of warrants	124,250	-	161,268	142,710
Issuance of shares for cash, net of issue costs	-	-	884,549	-
Repayment of capital lease obligation	(102,750)	(180,985)	(232,213)	(180,985)
Repayment of long-term debt	-	(104,898)	-	(104,898)

Net cash provided by (used in) financing activities	235,959	(276,883)	1,041,563	255,077

Increase (decrease) in cash and cash equivalents	767,564	(3,332,369)	2,301,324	(4,261,545)

Cash and cash equivalents, beginning of period	2,140,004	4,428,801	606,244	5,357,977
Cash and cash equivalent, end of period	$2,907,568	$1,096,432	$2,907,568	$1,096,432

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(Expressed in Canadian dollars)
Three and nine months ended September 30, 2009 and 2008

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Supplementary cash flow information:
Income taxes paid	$87,806	$4,452	$8,216 $	165,369
Interest income received	3,471	43,619	31,392	223,145
Interest expense paid	125,348	132,495	423,043	375,779
Shares issued on conversion of convertible
note (note 9(a))	4,586,877	-	4,586,877	-
Value added tax on capital lease obligation	-	136,293	-	136,293
Purchase of mineral property, plant and equipment
by assumption of capital lease obligation	-	785,047	-	785,047

See accompanying notes to the unaudited interim consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

1.	Nature of continuing operations:

Great Panther Resources Limited (“the Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet dates. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the nine months ended September 30, 2009 and 2008, the Company recorded losses of $1,913,771 and $12,578,496, respectively, and generated cash from operations of $2,037,026 and used cash in operations of $2,956,309, respectively. As at September 30, 2009, the Company had an accumulated deficit of $62,434,326 and a working capital of $4,844,465. While the Company’s financial position has improved over the prior year, these conditions and the continuing uncertainty in the current economic environment raise substantial doubt about the Company’s ability to continue as a going concern.

During the latter part of 2008 and the first nine months of 2009, management undertook a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favorable smelter terms with new customers, reducing its staff levels, and considering other financing alternatives for its operations.

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all. Failure to continue as a going concern would require the Company’s assets and liabilities to be presented on a liquidation basis, which would differ materially from the going concern basis.

2.	Basis of presentation:

(a)

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP based on accounting policies and practices consistent with those used in the preparation of the most recent annual financial statements, except as described in Note 3. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all the disclosures required for annual financial statements.

(b) Certain comparative figures have been reclassified to conform to the current period presentation.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

3.	Changes in accounting policies:

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

	(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Intangible Assets. The new standard establishes guidelines for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard also provides guidance for the treatment of various preproduction and start-up costs and requires that these costs be expensed as incurred. Concurrent with the adoption of this standard CICA Emerging Issues Committee Abstract 27 (“EIC-27”), Revenues and Expenditures in the Pre-operating Period, was withdrawn. The adoption of this Section did not have a significant effect on the Company’s financial statements.

	(b)	Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of this EIC did not have a material impact on the Company’s financial statements.

	(c)	Mining Exploration Costs

EIC-174, Mining Exploration Costs, provides guidance on the accounting and the impairment review of exploration costs. The application of this EIC did not have an effect on the Company’s financial statements.

4.	Recent accounting pronouncements:

	(a)	Financial Instruments - Disclosures:

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

	(b)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

5.	Amounts receivable:

	September 30,	December 31,
	2009	2008

Trade accounts receivable	$2,631,195	$1,693,512
Value added tax recoverable	864,615	1,292,264
Other	221,985	123,782
	3,717,795	3,109,558
Allowance for doubtful amounts	(272,310)	(303,126)

	$3,445,485	$2,806,432

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	September 30,	December 31,
	2009	2008

Finished product	$267,774	$506,383
Ore stockpile	132,043	7,026
Materials and supplies	667,171	672,907
	1,066,988	1,186,316
Write-down of finished product to net realizable value	-	(240,810)

	$1,066,988	$945,506

The amount of inventory recognized as an expense for the nine months ended September 30, 2009 and 2008 is represented by the amount of cost of sales before reversals of inventory write-downs. For the nine months ended September 30, 2009, the Company recognized in cost of sales, the reversal of the write-down of finished product to net realizable value in the amount of $240,810 (2008 – nil).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	September 30,	December 31,
	2009	2008

Topia Mine:
Mineral properties	$2,754,221	$2,731,978
Plant and equipment	6,031,624	5,847,432
Buildings and mobile equipment	395,716	395,716
Land	13,544	-
Asset retirement obligations	231,439	231,439
	9,426,544	9,206,565
Accumulated depreciation and depletion	(4,443,763)	(3,838,616)
	4,982,781	5,367,949

Guanajuato Mines:
Mineral properties	4,362,446	4,130,020
Plant and equipment	6,796,301	6,504,682
Buildings and mobile equipment	1,733,593	1,711,403
Land	2,844,889	2,844,889
Asset retirement obligations	569,057	569,057
	16,306,286	15,760,051
Accumulated depreciation and depletion	(7,274,430)	(5,333,231)
	9,031,856	10,426,820

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of accumulated
depreciation of $281,997 (2008 - $208,299)	162,668	224,450

	$14,245,847	$16,087,761

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for nine months ended September 30, 2009 is as follows:

	San	Santo	Topia	Topia			Mapimi
	Antonio	Nino	Main Block	II to IV	Guanajuato	Virimoa	(note 8(a))	Total

Analysis	$-	$-	$19,928	$-	$24,081	$-	$3,727	$47,736
Drilling	-	-	269,159	-	-	-	-	269,159
Field costs	-	-	28,415	-	-	-	-	28,415
Geology	-	-	257,619	-	200,310	-	84,647	542,576
Project
administration	30,197	-	5,584	-	60,665	-	34,616	131,062
Mine exploration
costs	-	-	270,088	-	-	-	-	270,088
	30,197	-	850,793	-	285,056	-	122,990	1,289,036
Cost recoveries	(80,367)	-	-	-	-	-	-	(80,367)
	(50,170)	-	850,793	-	285,056	-	122,990	1,208,669
Cumulative
expenses,
January 1, 2009	166,591	489,654	8,033,037	168,144	6,291,494	369,788	5,205,581	20,724,289
Cumulative
expenses,
September 30,
2009	$116,421	$489,654	$8,883,830	$168,144	$6,576,550	$369,788	$5,328,571	$21,932,958

(a)

On September 9, 2009, the Company terminated its Option Agreement dated September 11, 2006, to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly known as Km 66) in eastern Durango State, Mexico. As at September 30, 2009, cumulative expenditures on the Mapimi Project were $5,328,571.

9.	Convertible loan notes:

	September 30,	December 31,
	2009	2008

$2,020,000 note due March 9, 2010, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of
26.8%. Interest accreted on the note payable for the nine
months ended September 30, 2009 was $242,498 (2008 -
$206,603) (note 9(a)).	$-	$1,680,550

$4,050,000 note due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of
25.1%. Interest accreted on the notes payable for the nine
months ended September 30, 2009 was $284,495 (2008 -
$251,839).	3,255,635	2,971,140

	$3,255,635	$4,651,690

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

(a)

On March 8, 2006, the Company issued a $2,020,000 8% per annum unsecured convertible note maturing on March 9, 2010. The note was convertible into common shares of the Company at a price of $1.32 per share at the holder’s option at any time. On September 24, 2009, the Company offered an inducement to the holder to convert the note into 3,740,741 common shares of the Company at a price of $0.54 per share. Total consideration for the 3,740,741 common shares issued pursuant to the offer was $4,586,877. The Company has recorded debt settlement expense of $51,165 in earnings and a conversion premium of $1,606,664 in accumulated deficit.

10.	Capital stock:

	(a)	Authorized:

          Unlimited number of common shares without par value
          Unlimited number of Class A preferred shares without par value, issuable in series
          Unlimited number of Class B preferred shares without par value, issuable in series

	(b)	The continuity of the Company’s issued share capital is as follows:

	Number of	Stated
	common shares	value
Balance, December 31, 2008	81,654,521	$57,865,462

Private placement at $0.20 per unit, net of costs (note 10(b)(i))	5,125,000	969,549
Issue of warrants for financing services	-	(22,902)
Issue of shares for convertible note (note 9(a))	3,740,741	4,586,877
Exercise of stock options	506,575	335,381
Exercise of finder’s warrants	85,764	41,637
Exercise of “L” warrants	375,000	131,250

Balance, September 30, 2009	91,487,601	$63,907,254

No preferred shares have been issued.

(i)

On January 23, 2009, the Company issued 5,125,000 units by private placement at a price of $0.20 per unit for gross proceeds of $1,025,000 and paid cash issuance costs of $55,451. Each unit comprises one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. Six officers of the Company participated by acquiring an aggregate of 565,000 units.

The Company also issued 169,050 finder's warrants, which are also exercisable at $0.35 until January 22, 2010. The fair value of the finder’s warrants of $22,902 is recorded as a cost of financing and is included in contributed surplus.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

(c)	Contributed surplus:

Stated value

Balance, December 31, 2008	$7,724,900

Stock-based compensation	2,478,276
Issue of warrants for financing activities	22,902
Exercise of stock options	(107,423)
Exercise of finder’s warrants	(11,619)

Balance, September 30, 2009	$10,107,036

(d)	Stock options:

The continuity of common stock options for the nine months ended September 30, 2009 is as follows:

		Balance					Balance
Exercise		December 31,		Cancelled/	Cashless		September 30,
price	Expiry date	2008	Granted	expired	Exercise	Exercised	2009

0.45	February 8, 2009	490,000	-	(490,000)	-	-	-
0.52	April 5, 2009	30,000	-	(30,000)	-	-	-
0.45	May 25, 2009	40,000	-	(40,000)	-	-	-
0.45	February 27, 2010	125,000	-	-	-	-	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,181,700	-	(351,700)	-	-	830,000
1.42	December 06, 2011	1,685,000	-	(1,685,000)	-	-	-
1.42	March 11, 2012	100,000	-	(100,000)	-	-	-
1.42	June 05, 2012	250,000	-	(250,000)	-	-	-
1.42	September 10, 2012	525,000	-	(525,000)	-	-	-
1.42	April 30, 2010	350,000	-	(350,000)	-	-	-
1.42	May 14, 2013	1,220,000	-	(1,220,000)	-	-	-
1.42	July 31, 2013	125,000	-	(125,000)	-	-	-
0.45	February 08, 2014	-	5,752,700	(200,000)	-	(506,575)	5,046,125
0.45	February 29, 2012	-	160,000	-	-	-	160,000
0.52	March 25, 2011	-	310,000	-	-	-	310,000
0.70	September 3, 2014	-	1,300,000	-	-	-	1,300,000

		6,521,700	7,522,700	(5,366,700)	-	(506,575)	8,171,125

Weighted average exercise price		$1.16	$0.50	$(1.25)	-	$(0.45)	$0.54

The weighted average remaining contractual life of the options is 3.98 years.

As at September 30, 2009, all share options are fully vested except for 40,000 options as noted in note 10(d)(iii).

(i)

The Company applies the fair value based method of accounting for employee stock options granted after January 1, 2003. During the nine months ended September 30, 2009, the Company recorded compensation expense for the fair value of stock options of $2,478,276 (2008 - $1,608,271) that vested during the year. The weighted average fair value of options granted during the nine months of 2009 was $0.32. The weighted average assumptions used to determine the fair value per option were a risk-free interest rate of 1.93%, volatility of 185.87%, dividends paid of 0.0%, and an expected life of 2.32 years.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

(ii)

On February 9, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company’s Incentive Share Option Plan. These options vest immediately and are exercisable for a period of five years from the date of grant at a price of $0.45 per share. On February 9, 2009, the Company cancelled 3,106,700 incentive stock options exercisable at $0.90 and $1.42 which had been granted in prior years to employees and consultants. On February 18, 2009, the Company cancelled 1,450,000 incentive stock options exercisable at $1.42 which had previously been granted to directors and officers.

(iii)

On March 1, 2009, the Company entered into a consulting agreement and granted incentive stock options to purchase up to an aggregate of 160,000 common shares, exercisable at a price of $0.45. These options vest as to 25% on the date of grant and 25% as to every three months thereafter, and expire three years from the date of grant.

(iv)

On March 25, 2009, the Company entered into two separate consulting agreements and granted incentive stock options to purchase up to an aggregate of 310,000 common shares at an exercise price of $0.52. These options vest immediately and expire two years from the date of grant.

(v)

On September 4, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 1,300,000 common shares under the Company’s Incentive Stock Option Plan. These options vest immediately and are exercisable for a period of five years from the date of grant at a price of $0.70 per share.

(e)	Warrants:

The continuity of warrants for the nine months ended September 30, 2009 is as follows:

			Balance				Balance
	Exercise		December 31,				September 30,
Series	price	Expiry date	2008	Issued	Exercised	Expired	2009

Series “L” Warrants	0.35	January 22, 2010	-	2,562,500	(375,000)	-	2,187,500
Finder’s Warrants	0.35	January 22, 2010	-	169,050	(85,764)	-	83,286

			-	2,731,550	(460,764)	-	2,270,786

(f)	Advances on share subscriptions:

As at December 31, 2008, the Company received a total of $85,000 in advances on share subscriptions which were applied to the January 23, 2009 private placement (note 10(b)(i)).

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

11.	Accumulated other comprehensive income (loss):

	September 30,	December 31,
	2009	2008
Balance, beginning of period	$(37,592)	$5,945
Unrealized gain (loss) on marketable securities	14,504	(43,537)
Balance, end of period	$(23,088)	$(37,592)

12.	Income taxes:

Recovery (provision) for income taxes:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Current income taxes	$(110,229)	$27,601	$(219,182)	$55,842
Future income taxes	47,609	(320,950)	507,657	357,305

	$(62,620)	$(293,349)	$288,475	$413,147

13.	Related party transactions:

The Company entered into the following transactions with related parties:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Consulting fees paid or accrued to companies
controlled by directors of the Company	$132,317	$150,773	$384,761	$438,076

Consulting fees paid or accrued to companies
controlled by officers of the Company	42,192	69,847	158,731	229,181

Cost recoveries received or accrued from a company
with a common director of the Company	16,124	16,632	80,367	83,162

Office and administration fees paid or accrued to a
company controlled by a director of the Company	18,289	8,488	48,130	27,591

As at September 30, 2009, $154,579 (December 31, 2008 - $314,435) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with common directors were $136,674 (December 31, 2008 - $61,720) and have been included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

14.	Commitments and contingencies:

(a)

On August 16, 2007, Minera de Villa Seca, S.A. de C.V. (“MVS”), a subsidiary of the Company, received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) for approximately $289,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at September 30, 2009 is approximately $492,000. This has not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

On October 30, 2009, MVS successfully appealed the assessment levied by the IMSS (note 16(b)).

	(b)	The Company is committed to making severance payments amounting to approximately $1,692,000 to certain Officers and management in the event that there is a change of control of the Company.

	(c)	Commitments outstanding relating to laboratory and drilling services amount to $222,000 in 2009, $548,000 in 2010, and $545,000 in 2011.

	(d)	The Company is committed to operating lease payments of $36,000 in 2009, $143,000 in 2010, $143,000 in 2011, $142,000 in 2012, and $93,000 in 2013.

	(e)	The Company has acquired equipment through a capital lease bearing interest at a rate of 10.5% per annum and requires payments to the lease expiry date as follows:

September 30,
2009
Years ending December 31:
2009	$114,383
2010	431,196
2011	67,768
Total minimum lease payments	613,347
Less amount representing interest	44,775
Balance of the obligation	568,572

Current portion	401,345

$167,227

Included in mineral properties, plant and equipment at September 30, 2009, are leased assets with a cost of $785,047 and accumulated depreciation of $261,793. Interest on the capital lease of $64,811 is included in interest expense.

(f)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $414,000 in 2009 and $149,000 in 2010 as a result of the program.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

(g)

The Company has made the following commitments to purchase equipment: (1) on September 10, 2009, the Company committed to purchase equipment by making equal blended monthly payments totaling $33,000 in 2009, $133,000 in 2010 and $111,000 in 2011 under the terms of a promissory note which bears interest at 6% per annum; and (2) on October 20, 2009, the Company committed to purchase equipment for approximately $490,000 and paid a 25% deposit of the total purchase price with the balance due on delivery.

15.	Segmented Information:

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produces silver, gold, lead and zinc.

	Three months ended September 30, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$6,394,530	$2,491,102	$-	$-	$8,885,632	$-	$8,885,632
Cost of sales	3,266,249	1,371,188	-	-	4,637,437	-	4,637,437
Amortization and depletion of
mineral properties, plant and
equipment	671,239	204,168	-	-	875,407	21,418	896,825
Mineral property exploration
expenditures	87,344	591,793	75,434	-	754,571	-	754,571
General and administrative	-	-	-	242,459	242,459	1,075,982	1,318,441
Stock-based compensation	128,593	-	-	-	128,593	765,431	894,024
Debt settlement expense	-	-	-	-	-	51,165	51,165
Income (loss) before income
taxes	2,190,831	296,690	(75,434)	(461,552)	1,950,535	(2,239,046)	(288,511)
Net income (loss)	2,190,831	296,690	(75,434)	(524,172)	1,887,915	(2,239,046)	(351,131)
Capital expenditures	245,479	54,682	-	-	300,161	-	300,161
Total assets	$12,384,767	$6,243,982	$68,542	$1,448,325	$20,145,616	$2,247,966	$22,393,582

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

	Three months ended September 30, 2008
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$2,524,862	$1,825,472	$-	$-	$4,350,334	$-	$4,350,334
Cost of sales	3,345,067	1,839,058	-	-	5,184,125	-	5,184,125
Amortization and depletion of
mineral properties, plant and
equipment	714,850	450,545	-	-	1,165,395	23,453	1,188,848
Mineral property exploration
expenditures	690,874	688,058	806,223	-	2,185,155	-	2,185,155
General and administrative	-	-	-	154,705	154,705	1,025,080	1,179,785
Stock-based compensation	-	-	-	60,921	60,921	-	60,921
Debt settlement expense	-	-	-	-	-	-	-
Income (loss) before income
taxes	(2,262,457)	(1,192,608)	(806,223)	(91,433)	(4,352,721)	(1,323,219)	(5,675,940)
Net income (loss)	(2,262,457)	(1,192,608)	(806,223)	(384,782)	(4,646,070)	(1,323,219)	(5,969,289)
Capital expenditures	1,091,228	266,334	-	-	1,357,562	48,196	1,405,758
Total assets	$11,954,138	$7,008,990	$68,542	$2,245,376	$21,277,046	$975,622	$22,252,668

	Nine months ended September 30, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$15,254,982	$6,626,659	$-	$-	$21,881,641	$-	$21,881,641
Cost of sales	7,967,219	4,102,290	-	-	12,069,509	-	12,069,509
Amortization and depletion of
mineral properties, plant and
equipment	1,977,248	611,210	-	-	2,588,458	73,698	2,662,156
Mineral property exploration
expenditures	285,056	850,793	72,820	-	1,208,669	-	1,208,669
General and administrative	-	-	-	764,986	764,986	3,162,425	3,927,411
Stock-based compensation	473,564	180,840	-	89,124	743,528	1,734,748	2,478,276
Debt settlement expense	-	-	-	-	-	51,165	51,165
Income (loss) before income
taxes	4,416,676	808,350	(72,820)	(1,398,576)	3,753,630	(5,955,876)	(2,202,246)
Net income (loss)	4,416,676	808,350	(72,820)	(1,110,101)	4,042,105	(5,955,876)	(1,913,771)
Capital expenditures	551,616	219,979	-	-	771,595	10,847	782,442
Total assets	$12,384,767	$6,243,982	$68,542	$1,448,325	$20,145,616	$2,247,966	$22,393,582

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

	Nine months ended September 30, 2008
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$11,001,916	$5,961,180	$-	$-	$16,963,096	$-	$16,963,096
Cost of sales	9,313,798	4,822,062	-	-	14,135,860	-	14,135,860
Amortization and depletion of
mineral properties, plant and
equipment	1,830,020	1,434,674	-	-	3,264,694	71,433	3,336,127
Mineral property exploration
expenditures	1,854,990	2,098,745	2,026,036	-	5,979,771	-	5,979,771
General and administrative	-	-	-	1,030,496	1,030,496	3,408,317	4,438,813
Stock-based compensation	606,141	170,791	-	286,561	1,063,493	544,778	1,608,271
Debt settlement expense	-	-	-	-	-	-	-
Income (loss) before income
taxes	(2,702,987)	(2,670,467)	(2,026,036)	(799,119)	(8,198,609)	(4,793,034)	(12,991,643)
Net income (loss)	(2,702,987)	(2,670,467)	(2,026,036)	(385,972)	(7,785,462)	(4,793,034)	(12,578,496)
Capital expenditures	1,657,875	601,126	-	-	2,259,001	86,359	2,345,360
Total assets	$11,954,138	$7,008,990	$68,542	$2,245,376	$21,277,046	$975,622	$22,252,668

Product Revenue:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Silver	$6,564,682	$3,372,870	$16,469,061	$12,657,033
Gold	1,875,304	1,057,875	4,500,442	3,784,260
Lead	427,887	490,052	1,104,644	1,382,426
Zinc	280,482	280,203	578,350	658,859
Ore processing revenues	200,294	142,724	592,260	406,736
Smelter and refining charges	(463,017)	(993,390)	(1,363,116)	(1,926,218)

	$8,885,632	$4,350,334	$21,881,641	$16,963,096

For the nine months ended September 30, 2009, the Company had two customers that accounted for 94% of total revenues. The Guanajuato and Topia segments each had one customer account for 72% and 22% of total revenue, respectively.

16.	Subsequent Events

(a)

On October 29, 2009, Minera de Villa Seca, S.A. de C.V., a subsidiary of the Company, successfully appealed the notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute (“IMSS”)) for additional social security contributions due and penalties thereon (note 14(a)). The value of the claim at September 30, 2009 was approximately $492,000.

	(b)	On November 10, 2009, the Company filed a short form prospectus in connection with an Agency Offering of 17,617,500 units at a price of $0.70 per unit to raise gross proceeds of $12,332,250.

GREAT PANTHER RESOURCES LIMITED
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

Three and nine months ended September 30, 2009 and 2008

Each unit consists of one common share and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at an exercise price of $0.90 for a period of twenty-four months following the closing date.

The Company has agreed to pay the Agents a cash commission of $674,205. The Company will also issue to the Agents 963,150 non-transferable common share purchase warrants (“Agents’ Warrants”). Each Agents’ Warrant will entitle the holder to acquire one common share at a price of $0.90 per common share for a period of twenty-four months following the closing date.

(c)

Subsequent to September 30, 2009, the Company received proceeds of $353,025 from the exercise of 784,500 options, $96,250 from the exercise of 275,000 “L” warrants and $4,386 from the exercise of 12,530 finder’s warrants.